October 21, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”) on behalf of the following series: T. Rowe Price Retirement Blend 2005 Fund, T. Rowe Price Retirement Blend 2010 Fund, T. Rowe Price Retirement Blend 2015 Fund, T. Rowe Price Retirement Blend 2020 Fund, T. Rowe Price Retirement Blend 2025 Fund, T. Rowe Price Retirement Blend 2030 Fund, T. Rowe Price Retirement Blend 2035 Fund, T. Rowe Price Retirement Blend 2040 Fund, T. Rowe Price Retirement Blend 2045 Fund, T. Rowe Price Retirement Blend 2050 Fund, T. Rowe Price Retirement Blend 2055 Fund, T. Rowe Price Retirement Blend 2060 Fund, and T. Rowe Price Retirement Blend 2065 Fund (individually, a “Fund” and collectively, the “Funds”)

 File Nos.: 333-92380 / 811-21149

Dear Mr. Sutcliffe:

The following is in response to your additional comments provided on October 21, 2020, regarding the Registrant’s post-effective amendment filed with respect to the Funds on August 12, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Filing”) and our responses to your original comments on the Filing. Your additional comments on the Filing and our responses are set forth below.

Comment:

The prospectuses state that the Funds will not concentrate in any industry, except that the Funds will concentrate (invest more than 25% of net assets) in the mutual fund industry, and the SAI lists the various fundamental polices for the T. Rowe Price funds where certain funds’ industry concentration policy refers to companies in the same industry. Based on your responses to our original comments, we continue to believe that “or group of industries” should be added as appropriate.

Response:

We continue to respectfully disagree with the staff that disclosure changes are necessary in response to this comment as we believe that the industry concentration policies set forth in the prospectuses and SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, Item 9(b) of Form N-1A, and Item 16(c)(iv) of Form N-1A.

Comment:

On page 26 of the prospectus for the Retirement Blend 2005 Fund, there are two separate tables presented for the prior performance of a similar portfolio managed by T. Rowe Price. Please clarify why the expense ratio of the new Retirement Blend 2005 Fund, and by extension the first table, is being provided. This same comment applies to all of the Funds except for Retirement Blend 2065 Fund, which is not showing any performance information for similarly managed accounts.

Response:

In accordance with previous guidance, we have included the second table that provides the Composite performance based on a net expense ratio of 0.31%, which was the highest expense ratio of any underlying portfolio in the composite on September 30, 2020. The Retirement Blend 2005 Fund will be added to the Composite once it is eligible for inclusion. However, since the Fund will have a net expense ratio of 0.43% at its inception, which is higher than the expense ratio for any portfolio currently in the Composite, we believe it is reasonable to also present the first table showing Composite performance for the one-year and since-inception periods by assuming a total expense ratio of 0.43% instead of 0.31%. This is done to illustrate that performance would have been lower due to the Fund’s higher overall expenses.

Comment:

With respect to the footnote indicating that performance for the Composite is calculated in compliance with Global Investment Performance Standards (GIPS), we note that fees and expenses are currently only composed of management fees. Although current fees and expenses are only composed of management fees, please clarify that other fees and expenses of the fund will be included should they arise in the future.

Response:

Any performance calculations will be based upon the applicable net total expense ratio. While the management fee and net total expense ratio are currently equivalent, we confirm that other fees and expenses will be included should they arise in the future.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.